UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 000-50041

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

USI INSURANCE SERVICES CORP.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U.S.I. HOLDINGS CORPORATION

555 Pleasantville Road

Suite 160 South

Briarcliff Manor, New York 10510

USI INSURANCE SERVICES CORP. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants

USI Insurance Services Corp. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of USI Insurance Services Corp. 401(k) Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, NY
June 23, 2004

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[GRAPHIC]	• Ernst & Young LLP Goodwin Square 225 Asylum Street Hartford, Connecticut 06103	• Phone (860) 247-3100 www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee and Participants

    USI Insurance Services Corp. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of USI Insurance Services Corp. 401(k) Plan as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Hartford, Connecticut

July 12, 2003

A Member Practice of Ernst & Young Global

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USI INSURANCE SERVICES CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Participant-directed investments—at fair value:
Mutual funds	$101,106,289	$69,024,572
Participant loans	2,708,560	2,433,322

	103,814,849	71,457,894

Contributions receivable:
Employer	206,965	—
Participants	422,367	194,902

	629,332	194,902

NET ASSETS AVAILABLE FOR BENEFITS	$104,444,181	$71,652,796

See notes to financial statements.

USI INSURANCE SERVICES CORP. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

2003
ADDITIONS:
Net appreciation in fair value of mutual funds	$19,473,248
Interest and dividend income	522,988
Contributions:
Employer	3,258,043
Participants	8,419,617
Rollovers	693,083

Total additions	32,366,979

DEDUCTIONS:
Benefits paid to participants	6,553,666
Administrative expenses	124,399

Total deductions	6,678,065

PLAN MERGERS - NET ASSETS TRANSFERRED INTO THE PLAN (Note 4)	7,102,471

NET INCREASE	32,791,385

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	71,652,796

End of year	$104,444,181

See notes to financial statements.

USI INSURANCE SERVICES CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following brief description of the USI Insurance Services Corp. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution savings plan that covers substantially all employees of USI Insurance Services Corp. (the “Company”, the “Employer” or the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees become eligible to participate in the Plan at age 21 or older and after one month of service.

Contributions—Participants of the Plan can elect to contribute one hundred percent of the Participant’s compensation subject to certain Internal Revenue Code (“IRC”) limitations (maximum of $12,000 in 2003 and $11,000 in 2002). Employer matching contributions are made at the discretion of the Company on each calendar quarter throughout the year. The first 4% of a participant’s contribution will be eligible for a discretionary employer match of $.75 for each dollar contributed. The maximum Employer match is 3% of a participant’s annual compensation. In addition, the Board of Directors of the Company may elect to make an Employer profit sharing contribution to the Plan. Participants must be employed on the last day of the quarter to receive the Employer matching contribution.

Vesting—Participants are immediately vested in their own voluntary contributions plus any earnings thereon. Vesting in the Company contributed portion of their accounts plus any earnings is based on years of credited service. A participant is 100% vested after five years of credited service.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, as well as (c) charged with an allocation of administrative expenses initially funded by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts—Forfeited accounts are used to reduce future employer contributions. During 2003, $301,185 related to forfeited accounts was used to reduce employer contributions. As of December 31, 2003 and 2002, non-allocated forfeitures were $22,317 and $196,259, respectively.

Investment Options—All investment programs are fully participant-directed. Participants may direct the investment of their contributions and Company contributions into any of the Plan’s available investment options.

Participant Loans—Participant loans are available to active employees of up to 50% of an employee’s vested balance, a minimum of $1,000 and up to a maximum of $50,000. There is a $50 fee for each loan. Loan terms are a maximum of five years or, for the purchase of a primary residence, for a maximum of ten years. Loans are secured by the participant’s account balance and bear interest at one percent over the prime rate at the time when the loan is made (between 5% and 10% in recent years).

Participant Withdrawals—Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of service due to death, disability or retirement, a participant can elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Plan Termination—Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments in mutual funds and USI company stock are stated at fair value, which is based on quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan primarily utilizes mutual fund investment instruments, which are exposed to overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan, as provided in the Plan Document.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31 are as follows:

	2003	2002
Washington Mutual Investment Fund	$11,293,949	$8,252,839
Diversified Stable 5 Fund	9,492,881	5,902,269
Franklin Balance Sheet Investment Fund	7,067,911	5,316,817
Oppenheimer Quest Opportunity Value Fund	7,269,549	5,281,928
Templeton Growth Fund	6,728,577	4,773,402
Franklin California Growth Fund	7,287,313	4,143,845
AIM Aggressive Growth Fund	5,300,340	3,931,202
Seligman Communications & Information Fund	5,535,355	3,739,599
Income Fund of America	8,036,076	3,612,926

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$19,446,590
USI stock fund	26,658

Net appreciation of investments	$19,473,248

4.	PLAN MERGERS

During 2003 and 2002, the Company made acquisitions of companies whose employees became participants in the Plan. Net assets from acquired companies’ plans were transferred into similar investment programs offered by the Plan. Participants have the option to then further direct their investments into other investment options offered by the Plan. Net assets from acquired companies’ approximating $7.1 million, were transferred into the Plan during 2003. Additionally, in 2002, the Company sold one of its subsidiaries, USI Administrators, which represented approximately $12 million of the Plan’s net assets.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 24, 1997, that the Plan is qualified and the trust established under the Plan is tax-exempt, under appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6.	RELATED PARTIES

During 2003, the Company added USI Holdings Corp. stock as an investment option for Plan participants. At December 31, 2003, the Plan held 27,676 units of common stock of the Company, with a cost basis of $295,935 and a fair market value of $318,933.

Total participant loans amounted to $2,708,560 and $2,433,322 at December 31, 2003 and December 31, 2002, respectively.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code’s and ERISA’s rules on prohibited transactions.

* * * * * *

EIN 13-377-7134

Plan 001

USI INSURANCE SERVICES CORP. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
		**
* USI Stock Fund	27,676 units		$318,933
AIM Aggressive Growth Fund	569,317 units		5,300,340
EuroPacific Growth Fund	103,444 units		3,125,052
Evergreen Select Index Fund	115,741 units		4,827,487
Franklin California Growth Fund	217,597 units		7,287,313
Franklin Balance Sheet Investment Fund	148,579 units		7,067,911
Income Fund of America	467,758 units		8,036,076
Janus Mercury Fund	98,419 units		1,919,170
MFS Capital Opportunity	153,362 units		1,825,010
Oppenheimer Quest Opportunity Value Fund	229,831 units		7,269,549
Opportunity Quest Balanced Fund	130,852 units		2,142,040
Opportunity Global Fund	41,009 units		2,111,980
PIMCO Innovation Fund	43,599 units		743,359
Pioneer Capital Growth Fund	222,889 units		5,164,306
Seligman Communications & Info. Fund	240,772 units		5,535,355
Strong Opportunity Fund	76,799 units		3,029,713
Templeton Growth Fund	325,524 units		6,728,577
Van Kampen Aggressive Growth Fund	84,090 units		1,036,828
Washington Mutual Investment Fund	392,424 units		11,293,949
PIMCO High Yield Fund	306,746 units		2,996,910
Pioneer Cash Reserve Fund	22,318 units		22,318
WPG Government Money Market Fund	3,831,232 units		3,831,232
Diversified Stable 5 Fund	9,492,881 units		9,492,881
* Participant Loans (maturing through May 2013 at interest rates of 1% over prime, historically between 5% and 10%)			2,708,560

			$103,814,849

*	Represents a permitted party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USI INSURANCE SERVICES CORP. 401(k) PLAN (Full Title of the Plan)

Date: June 28, 2004	By:	/s/ Robert Nesbit
Name: Robert Nesbit
Title: Senior Vice President & Chief Human Resources Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm